SUPPLEMENTAL DATA	Exhibit 99(k)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended December 31, 2006
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	1stquarter 2007	1stquarter 2007	1stquarter 2007	1stquarter 2007	1stquarter 2007	1stquarter 2007	1stquarter 2007
Sectors and Divisions
Industry Sector	777	8	(3)	772	49	149	970
Industry Automation	263	1	(1)	263	6	19	288
Drive Technologies	173	—	2	171	11	29	211
Building Technologies	87	1	(1)	87	15	17	119
OSRAM	123	—	—	123	7	54	184
Industry Solutions	71	6	—	65	9	15	89
Mobility	61	—	(3)	64	2	14	80
Energy Sector	304	23	3	278	24	55	357
Fossil Power Generation	117	20	(1)	98	9	21	128
Renewable Energy	16	2	—	14	2	4	20
Oil & Gas	42	—	—	42	7	11	60
Power Transmission	71	3	1	67	4	13	84
Power Distribution	60	—	3	57	3	6	66
Healthcare Sector	304	6	5	293	38	39	370
Imaging & IT	256	1	3	252	27	22	301
Workflow & Solutions	47	—	1	46	1	5	52
Diagnostics	5	2	(2)	5	10	11	26

Total Sectors	1,385	37	5	1,343	111	243	1,697

Strategic Equity Investments (SEI)	52	52	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	26	—	(1)	27	16	55	98
Siemens Financial Services (SFS)	83	17	67	(1)	1	63	63

Reconciliation to consolidated financial statements
Other Operations	15	1	5	9	13	19	41
Siemens Real Estate (SRE)	69	—	(23)	92	—	40	132
Corporate items and pensions	(649)	34	6	(689)	3	8	(678)
Eliminations, Corporate Treasury and other reconciling items	(44)	2	(48)	2	—	(18)	(16)

Siemens	937	143	11	783	144	410	1,337

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €0.